82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 June 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 435.25 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	29	3
Alastair Imrie	29	3
Ian King	29	3
George Rose	29	3

22 June 2007

Dw 7/2

END